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3/7/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003187

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52675


RECEIVED
MAR 0 7 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/19/2000 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jacques Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15430 Avery Road
(No. and Street)

Rockville (City) MD (State) 20855 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Jacques/ Anne Jeffress 301-738-1303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman
(Name — *if individual, state last, first, middle name*)

2 Hopkins Plaza, Suite 2100 (Address) Baltimore (City) MD (State) 21201 (Zip Code)

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-26-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph W. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jacques Financial, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

MANAGER

Title

Notary Public

Anne E. Jeffress, Notary expires 8-1-05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
143

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

JACQUES FINANCIAL, LLC

DECEMBER 31, 2001

Jacques Financial, LLC

TABLE OF CONTENTS



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza • Suite 2100 • Baltimore, Maryland 21201-2911 • Phone (410) 783-4900 • Fax (410) 727-0460

INDEPENDENT AUDITORS' REPORT

Member
Jacques Financial, LLC

We have audited the accompanying statements of financial condition of Jacques Financial, LLC as of December 31, 2001, and the related statements of operations, changes in member's equity and cash flows for the period from December 19, 2000 (commencement of operations) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jacques Financial, LLC as of December 31, 2001, and the results of its operations and its cash flows for the period from December 19, 2000 (commencement of operations) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman

Baltimore, Maryland
January 22, 2002

ATLANTA, GA (404) 847-9447 | BALTIMORE, MD (410) 783-4900 | BETHESDA, MD (301) 652-9100 | CHARLOTTE, NC (704) 332-9100

www.rfs.com

Jacques Financial, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$	19,829
Commissions receivable		117,165
		136,994
OTHER ASSETS		
Investment securities available for sale		68,793
Total assets	$	205,787

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	105,448
MEMBER'S EQUITY		100,339
Total liabilities and member's equity	$	205,787

See notes to financial statements

Jacques Financial, LLC

STATEMENT OF OPERATIONS

Period from December 19, 2000 (commencement of operations) to December 31, 2001

Revenue	
Commissions	$ 478,708
Unrealized gain on investments	1,263
Interest income	12
Total revenue	479,983
Expenses	
Commissions	430,838
Licenses and permits	14,015
Insurance	14,639
Realized loss on investments	32,470
Other expenses	18,730
Total expenses	510,692
NET LOSS	$ (30,709)

See notes to financial statements

Jacques Financial, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Period from December 19, 2000 (commencement of operations)
to December 31, 2001

Balance at December 19, 2000	$	131,048
Net loss		(30,709)
Balance, December 31, 2001	$	100,339

See notes to financial statements

Jacques Financial, LLC

STATEMENT OF CASH FLOWS

Period from December 19, 2000 (commencement of operations)
to December 31, 2001

Cash flows from operating activities	
Net loss	$ (30,709)
Adjustments to reconcile net income to net cash used in operating activities	
Changes in assets and liabilities	
Increase in commissions receivable	(117,165)
Realized loss on disposal of investments	32,470
Unrealized gain on investments	(1,263)
Increase in accounts payable	105,448
Net cash used in operating activities	(11,219)
Cash flows from investing activities	
Purchase of investments	(167,530)
Proceeds from sale of investments	67,530
Net cash used in investing activities	(100,000)
NET DECREASE IN CASH	(111,219)
Cash, beginning of year	131,048
Cash, end of year	$ 19,829

See notes to financial statements

Jacques Financial, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - ORGANIZATION

Jacques Financial , LLC, a Maryland single member limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. Operations began on December 19, 2000. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The sole proprietorship operates its broker/dealer business on the fully disclosed basis.

For the period from December 19, 2000 to December 31, 2001, the broker/dealer business accounted for 99% of total revenue. Remaining revenue was generated by interest income.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commissions revenue is recorded on a trade-date basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

Investment Securities

Investment securities are valued at market value. The increase or decrease in unrealized appreciation or depreciation is included in income.

Income Taxes

As a single member LLC, the entity incurs no income taxes. The member is taxed on the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

NOTE C - OTHER ASSETS - INVESTMENT SECURITIES

The costs, gross unrealized gains (losses) and fair value of securities as of December 31, 2001 are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Mutual fund securities	$ 67,530	$ 1,263	$ -	$ 68,793

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $85,020 at December 31, 2001, respectively, which satisfied the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 1.24 to 1 at December 31, 2001.

NOTE E - RELATED PARTY TRANSACTIONS

Commissions Expense

Pursuant to the management agreement, Joseph W. Jacques, CPA, CFP, an affiliate of the member, will receive from the Company a commission fee in compensation for management services and services rendered as the Registered Representative of the Company. As management agent, Joseph W. Jacques, CPA, CFP is responsible for rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general and administrative and office expenses incurred on behalf of the Company.

The commission fee paid to Joseph W. Jacques, CPA, CFP, is a percentage of the total commission revenue received by the Company. The commission rate is variable from period to period at the discretion of the Company. Joseph W. Jacques, CPA, CFP, retains the right to withdraw from the agreement upon appropriate notice. For the period from December 19, 2000 (commencement of operations) to December 31, 2001, the commission rate was 90%. $430,838 of commission fees have been expensed by the Company during the period from December 19, 2000 (commencement of operations) to December 31, 2001, of which $325,390 was paid during the year. Commission fees payable of $105,448 remained outstanding at December 31, 2001.

NOTE F - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The owner of the Company is responsible for the majority of the revenue earned by the Company.

SUPPLEMENTAL INFORMATION

Jacques Financial, LLC

SCHEDULE OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness	$ 105,448
COMPUTATION OF NET CAPITAL	
Total member's equity from statement of financial condition	100,339
Less: Nonallowable assets	-
Other deductions and/or charges	5,000
Net capital before haircuts on securities positions	95,339
Haircuts on securities	
Other securities	10,319
Net haircuts on securities	10,319
Net capital	$ 85,020
CAPITAL REQUIREMENTS	
Net capital required	$ 50,000
Net capital in excess of requirements	35,020
Net capital, as shown above	$ 85,020
Ratio of aggregated indebtedness to net capital	1.24 to 1

Jacques Financial, LLC

RECONCILIATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Period from December 19, 2000 (commencement of operations)
to December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION

Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 105,448
Changes as noted during audit	
Other adjustments	-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$ 105,448
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 85,020
Changes as noted during audit	
Other adjustments	-
Net capital per schedule of computation of aggregate indebtedness and net capital	$ 85,020

Jacques Financial, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Period from December 19, 2001 (commencement of operations)
to December 31, 2001

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Jacques Financial, LLC

SIPC ASSESSMENT

Period from December 19, 2000 (commencement of operations)
to December 31, 2001

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2001. This assessment has been paid as of December 31, 2001.



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza • Suite 2100 • Baltimore, Maryland 21201-2911 • Phone (410) 783-4900 • Fax (410) 727-0460

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
Jacques Financial, LLC

We have audited the financial statements of Jacques Financial, LLC as of December 31, 2001 and for the period from December 19, 2000 (commencement of operations) to December 31, 2001, and have issued our report thereon dated January 22, 2002.

In planning and performing our audit of the financial statements of Jacques Financial, LLC for the period from December 19, 2000 (commencement of operations) to December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not

ATLANTA, GA (404) 847-9447
BALTIMORE, MD (410) 783-4900
BETHESDA, MD (301) 652-9100
CHARLOTTE, NC (704) 332-9100

www.rfs.com

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the internal control and practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Fedder Silverman

Baltimore, Maryland
January 22, 2002